Form 51-102F4
Business Acquisition Report

ALEXCO RESOURCE CORP.
(the "Company")

Identity of Company

Name and Address of Company

Alexco Resource Corp.'s head office is located at Suite 2300 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4.

Executive Officer

For additional information regarding any information contained in this Form 51-102F4, please contact Clynton Nauman, President and Chief Executive Officer of the Company, at (604) 633-4888.

Details of Acquisition

Nature of Business Acquired

On June 30, 2006, the Company completed the acquisition of Access Mining Consultants Ltd. ("Access"), a privately owned mid-tier environmental consulting firm headquartered in Whitehorse, Yukon Territory, pursuant to a share purchase agreement between the Company and Robert McIntyre and Dan Cornett. The Company acquired 100% of the outstanding common shares of Access for $2,000,000; 50% of the Access shares were acquired for $1,000,000 in cash and the remaining 50% of the Access shares were exchanged for 383,978 common shares of the Company, being $1,000,000 in common shares of the Company valued at the volume weighted average price for the 10 trading days of the common shares of the Company on the Toronto Stock Exchange prior to June 27, 2006.

The vendors, Robert McIntyre and Dan Cornett, being the founders and current principals of Access, are continuing in the Access management team with a focus on client service and the profitable growth of the Access business as a wholly owned subsidiary of the Company. The Company also intends to appoint Mr. McIntyre and Mr. Cornett to the senior management team of the Company.

Access was originally formed in March 1995. Since then Access has provided locally experienced professional project management and environmental services for industrial land and resource development projects in northern Canada.

Further disclosure regarding Access is contained in the Access financial statements included herewith. See "Financial Statements".

Date of Acquisition

The date of the acquisition used for accounting purposes is June 30, 2006, being the closing date of the share purchase agreement and the date consideration was formally exchanged.

Consideration

The Company acquired 100% of the outstanding common shares of Access for $2,000,000; 50% of the Access shares were acquired for $1,000,000 in cash and the remaining 50% of the Access shares were exchanged for 383,978 common shares of the Company, being $1,000,000 in common shares of the Company valued at the volume weighted average price for the 10 trading days of the common shares of the Company on the Toronto Stock Exchange prior to June 27, 2006.

Effect on Financial Position

The effect of the acquisition on the Company’s financial position and results of operations is outlined in the Company’s pro-forma consolidated financial statements, which are attached to this Report. This includes an allocation of the net assets acquired from Access which is preliminary and subject to change. As of the date of this Report and except as previously disclosed, the Company is not planning or proposing any material changes to its business or affairs or the business or affairs of Access which may have a significant effect on the results of operations and financial position of the Company.

Prior Valuations

N/A

Parties to Transaction

The acquisition of Access by the Company was not with an informed person, associate or affiliate of the Company.

Date of Report

September 13, 2006.

Financial Statements

The financial statements and other information required by Part 8 of National Instrument 51-102 are attached hereto and form a part hereof:

1.	Audited financial statements of Access as at and for the years ended March 31, 2006 and 2005, together with the notes thereto and the auditors’ report thereon (Schedule “A”);

2.	Unaudited interim financial statements of Access for the three month period ended June 30, 2006 and 2005 and the notes thereto (Schedule “B”); and

3.

The Company's pro forma consolidated financial statements, which include (a) the compilation report of PricewaterhouseCoopers LLP in respect of such statements, (b) pro forma consolidated balance sheets as at March 31, 2006, (c) pro forma consolidated statements of operations for the nine month period ended March 31, 2006 and for the twelve month period ended June 30, 2005 (including pro forma loss per share) and (d) the notes in respect of such consolidated pro forma financial statements (Schedule “C”).

SCHEDULE "A"
AUDITED FINANCIAL STATEMENTS OF ACCESS
FOR
THE YEARS ENDED MARCH 31, 2006 AND 2005

Contents

Auditors' Report	**2**
Financial Statements	
Balance Sheets	**3**
Statements of Operations and Retained Earnings	**4**
Statements of Cash Flows	**5**
Summary of Significant Accounting Policies	**6**
Notes to Financial Statements	**7 - 8**

BDO Dunwoody LLP
Chartered Accountants

201 - 3059 - 3rd Avenue
Whitehorse, YT, Canada Y1A 1E2
Telephone: (867) 667-7907
Telefax: (867) 668-3087
www.bdo.ca

Auditors' Report

To the Directors of
Access Mining Consultants Ltd.

We have audited the balance sheets of Access Mining Consultants Ltd. as at March 31, 2006 and 2005 and the statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

BDO Dunwoody LLP

Chartered Accountants

Whitehorse, Yukon
May 29, 2006

2

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

Access Mining Consultants Ltd.
Balance Sheets

March 31		2006		2005
Assets				
Current				
Cash	$	124,310	$	108,879
Accounts receivable		549,976		388,419
Prepaid expenses		5,516		2,423
		679,802		499,721
Due from related parties (Note 2)		-		123,597
Property and equipment (Note 1)		205,130		224,909
	$	884,932	$	848,227

Liabilities and Shareholders' Equity				
Current				
Accounts payable and accrued liabilities	$	434,102	$	299,738
Bonus payable		-		120,000
Income taxes payable		72,514		41,646
		506,616		461,384
Due to shareholders (Note 2)		3,634		3,440
		510,250		464,824
Shareholders' equity				
Share capital (Note 3)		6		6
Retained earnings		374,676		383,397
		374,682		383,403
	$	884,932	$	848,227

On behalf of the Board:

_______________________ Director

_______________________ Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

3

Access Mining Consultants Ltd.
Statements of Operations and Retained Earnings

For the years ended March 31	2006	2005
Revenue	$ 3,541,047	$ 3,414,294
Expenses		
Advertising and promotion	22,031	20,739
Amortization	35,745	25,727
Analytical	105,168	53,294
Automotive	49,967	42,965
Bad debts	-	12,516
Bank charges and interest	2,185	830
Equipment rentals	2,589	3,000
Freight	18,088	38,433
Insurance	8,500	9,479
Management salaries	220,750	271,000
Memberships and licenses	3,850	9,281
Office and miscellaneous	51,732	42,191
Professional fees	4,971	5,709
Rent	48,298	31,472
Repairs and maintenance	2,838	9,118
Salaries and benefits	454,415	322,895
Supplies	236,455	136,258
Subcontracts	1,774,627	2,051,494
Telephone	17,030	19,265
Travel	55,540	42,953
Utilities	7,573	8,807
	3,122,352	3,157,426
Income before income taxes	418,695	256,868
Income taxes	99,416	49,914
Net income for the year	319,279	206,954
Retained earnings, beginning of year	383,397	248,443
Dividends	(328,000)	(72,000)
Retained earnings, end of year	$ 374,676	$ 383,397

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

4

Access Mining Consultants Ltd.
Statements of Cash Flows

For the years ended March 31	2006	2005
Cash provided by (used in)		
Operating activities		
Net income for the year	$ 319,279	$ 206,954
Item not involving cash		
Amortization of property and equipment	35,745	25,727
Changes in non-cash working capital balances		
Accounts receivable	(161,557)	(225,433)
Prepaid expenses	(3,093)	(248)
Accounts payable and accrued liabilities	134,364	246,555
Income taxes payable	30,868	4,290
Bonus payable	(120,000)	108,000
	235,606	365,845
Investing activities		
Purchase of property and equipment	(15,966)	(202,661)
Financing activities		
Dividends paid	(328,000)	(72,000)
Related party advances	123,597	(120,449)
Shareholder advances	194	2,325
	(204,209)	(190,124)
Increase (decrease) in cash during the year	15,431	(26,940)
Cash, beginning of year	108,879	135,819
Cash, end of year	$ 124,310	$ 108,879

Supplementary Information		
Interest paid	$ 2,185	$ 830
Income taxes paid	69,835	46,024

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

5

Access Mining Consultants Ltd.
Summary of Significant Accounting Policies

March 31, 2006

Nature of Business

The company is incorporated under the laws of Yukon, Canada and is engaged in the provision of environmental consulting services for the resource development industry in the Canadian North. Customers include government, First Nations and public and private companies.

Revenue Recognition

The company recognizes revenue as the professional services are rendered based on time spent and expense incurred on each contract, and when collectability of amounts is reasonably assured.

Property and Equipment

Property and equipment are recorded at cost. Amortization is provided annually at rates calculated to amortize the assets over their estimated useful lives as follows:

Leasehold improvements	- 10 % straight line basis
Field and office equipment	- 20 % diminishing balance basis
Furniture and fixtures	- 20 % diminishing balance basis
Computer equipment	- 30 % diminishing balance basis
Computer software	- 100 % diminishing balance basis

Future Income Taxes

Future income taxes are determined using the asset and liability method of accounting. Under this method, future tax assets and liabilities are recognized for the future taxes arising from differences between the accounting basis of assets and liabilities and their corresponding tax basis. Future taxes are measured using tax rates expected to apply when the asset is realized or liability settled. At year end, there are no differences between the accounting basis of assets and liabilities and their corresponding tax basis and therefore no future income taxes have been recorded.

Financial Instruments

Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The company is exposed to credit risk due to the majority of its customers being in the resource industry.

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

6

Access Mining Consultants Ltd.
Notes to Financial Statements

March 31, 2006

1. Property and Equipment

				2006	2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Leasehold improvements	$ 172,790	$ 25,919	$ 146,871	$ 164,150
Field and office equipment	52,797	30,880	21,917	23,957
Furniture and fixtures	27,900	12,270	15,630	16,200
Computer equipment	82,342	63,019	19,323	18,906
Computer software	17,057	15,668	1,389	1,696
	$ 352,886	$ 147,756	$ 205,130	$ 224,909

2. Related Party Balances and Transactions

At the end of the year, the amounts due from companies under common control are as follows:

	2006	2005
Access Field Services Ltd.	$ -	$ 117,804
37119 Yukon Inc.	-	5,793
	$ -	$ 123,597

These amounts and the amounts due to shareholders are unsecured, interest-free and with no specific repayment terms. The fair values of amounts due from companies under common control and due to shareholders was not practical to determine.

During the year, the company paid $54,000 (2005 - $24,000) in rent for property and equipment to Access Field Services Ltd. These transactions are in the normal course of operations and are measured at the exchange value (the amount of consideration established and agreed to by the related parties).

3. Share Capital

Issued

	2006	2005
1,200 shares (2005 - 1,200 shares)	$ 6	$ 6

During 2006, the 6 previously issued and outstanding Class A common shares without par value were split into 1,200 issued and outstanding Class A common shares without par value. Prior year comparative information has been adjusted to reflect the 2006 stock split. The maximum number of Class A common shares remains unlimited.

7

Access Mining Consultants Ltd.
Notes to Financial Statements

March 31, 2006

4. Commitments

The minimum annual lease payments for the next five years are as follows:

2007	$	55,556
2008		49,049
2009		48,000
2010		16,000
2011		-
	$	168,605

5. Economic Dependence

Revenue from Yukon Territorial Government in the amount of $2,549,703 (2005 - $2,773,871) represents 72% of the company's total revenue for the year ended March 31, 2006 (2005 - 81%). Should the company lose this customer, management feels they would be able to replace the lost volume.

Purchases from Ewing Transport Ltd. in the amount of $1,450,051 (2005 - $1,477,020) represents 46% of the company's total expenses for the year ended March 31, 2006 (2005 - 47%).

8

SCHEDULE "B"
UNAUDITED INTERIM FINANCIAL STATEMENTS OF ACCESS
FOR
THE THREE MONTHS ENDED JUNE 30, 2006 AND 2005

Access Mining Consultants Ltd.

Financial Statements
For the three months ended June 30, 2006 and 2005

(Unaudited - Prepared by Management)

Access Mining Consultants Ltd.
(Unaudited - Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-109 Part 4 Subsection 4.3(3)(a), if an auditor has not performed a review of interim financial statements, they must be accompanied by a notice indicating that the financial statements have no been reviewed by and auditor.

The unaudited interim financial statements of Access as at June 30, 2006 and 2005 and for the three months then ended, were prepared by, and are the responsibility of the management of Access.

The independent auditor of Access did not perform a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Access Mining Consultants Ltd.
Balance Sheets
(Unaudited - Prepared by Management)

As at June 30	2006	2005
Assets
Current
Cash	$54,691	$16,160
Accounts receivable	636,036	496,565
Prepaid expenses	7,299	6,712
	698,026	519,437
Due from shareholders	-	3,374
Property and equipment (note 2)	198,177	220,473
	$896,203	$743,284

Liabilities and Shareholders' Equity
Current
Accounts Payable and accrued liabilities	$352,742	$325,176
Income taxes payable	65,014	-
	417,756	325,176
Due to shareholders	3,085	-
	420,841	325,176
Shareholders' equity
Share capital (note 3)	6	6
Retained earnings	475,356	418,102
	475,362	418,108
	$896,203	$743,284

Commitments (note 4)

Access Mining Consultants Ltd.
Statements of Operations
(Unaudited - Prepared by Management)

Three months ended June 30	2006	2005

Revenue	$992,890	$826,542

Expenses
Advertising and promotion	2,299	858
Amortization	16,307	8,936
Analytical	47,569	7,744
Automotive	29,959	43,357
Bad debts	-	-
Bank charges and interest	119	16
Equipment rentals	706	471
Freight	7,580	3,758
Insurance	1,875	5,233
Management Salaries	-	-
Memberships and licenses	562	602
Office and miscellaneous	17,239	8,451
Professional fees	4,572	2,750
Rent	12,000	12,000
Repairs and Maintenance	217	350
Salaries and benefits	206,522	151,457
Supplies	37,419	27,170
Subcontracts	484,620	511,023
Telephone	3,587	3,335
Travel	17,066	2,561
Utilities	1,991	1,765

	892,209	791,837

Income before taxes	100,681	34,705

Income taxes	23,861	6,743

Net income	$76,820	$27,962

Access Mining Consultants Ltd.
Statements of Cash Flow
(Unaudited - Prepared by Management)

Three months ended June 30	2006	2005

Cash provided by (used in)

Operating activities
Net income	$76,820	$27,962
Item not involving cash
Amortization of property and equipment	16,307	8,936
Changes in non-cash working capital balances
Accounts receivable	(86,060)	(239,123)
Prepaid expenses	(1,782)	1,400
Accounts payable and accrued liabilities	(81,912)	153,198
Income taxes payable	16,361	(40,592)

	(60,266)	(88,219)

Investing activities
Purchase of property and equipment	(9,353)	(4,500)

Decrease in cash	(69,619)	(92,719)

Cash, beginning of period	124,310	108,879

Cash, end of period	$54,691	$16,160

Access Mining Consultants Ltd.
Notes to Financial Statements
(Unaudited - Prepared by Management)

Three months ended June 30, 2006 and 2005

1	Significant accounting policies:

The financial statements of Access Mining Consultants Ltd. ("Access" or the "Company") being the unaudited balance sheet at June 30, 2006 and the unaudited interim statements of operations and cash flows for the three month period ended June 30, 2006 and 2005, have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), on the same basis as the audited financial statement of the Company for the year ended March 31, 2006. These interim financial statements include all adjustments, which, in the opinion of management, are necessary for the fair presentation of the results of operations for the interim periods presented. Results for the three months ended June 30, 2006 are not necessarily indicative of the results to be expected for the full year. These unaudited interim financial statements do not include all the disclosures required for the annual financial statements, and should be read in conjunction with the Company's annual audited financial statements for the year ended March 31, 2006, and the summary of significant accounting policies included therein.

2	Property and equipment

			2006	2005
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Leasehold improvements	$172,790	$31,318	$141,472	$157,756
Field & office equipment	53,851	34,180	19,671	24,071
Furniture & fixtures	27,900	13,665	14,235	15,569
Computer equipment	90,641	68,166	22,475	21,095
Computer software	17,057	16,734	324	1,982

	$362,239	$164,063	$198,177	$220,473

3	Share Capital

Authorized

Unlimited Class A voting common shares without par value

	2006	2005
Issued - 1,200 shares	$6	$6

4	Commitments

The Company has an operating lease for its premises at $4,000 per month with Access Field Services Ltd., a related company. The lease expires in July 2009 at which time there will be an option to renew for an additional five years. Management has ascertained the lease to be fair value.

The Company has also entered into operating leases for certain equipment. The equipment is leased at $711 per month under leases expiring from October 2006 to September 2007.

The minimum annual lease payments for the next four years are as follows:

2007	$41,423
2008	49,049
2009	48,000
2010	16,000

$154,472

SCHEDULE "C"
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF ALEXCO

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF
ALEXCO RESOURCE CORP.

Compilation Report on Pro Forma Consolidated Financial Statements

To the Directors of Alexco Resource Corp.

We have read the accompanying unaudited pro forma consolidated balance sheet of Alexco Resource Corp. (“Alexco” or the “Company”) as at March 31, 2006 and unaudited pro forma consolidated statement of operations for the nine months then ended and for the twelve months ended June 30, 2005, and have performed the following procedures:

1.

Compared the figures in the pro forma consolidated balance sheet and pro forma consolidated statement of operations as at March 31, 2006 and the nine months then ended columns captioned "Alexco" to the unaudited consolidated financial statements of the Company as at March 31, 2006 and found them to be in agreement. Compared the figures in the pro forma consolidated statement of operations for the twelve months ended June 30, 2005 column captioned "Alexco" to the audited consolidated financial statements of the Company as at June 30, 2005 and found them to be in agreement.

2.

Compared the figures in the pro forma consolidated balance sheet as at March 31, 2006 column captioned "Access" to the audited financial statements of Access Mining Consultants Ltd. (“AMC”) as at March 31, 2006 and found them to be in agreement. Compared the figures in the pro forma consolidated statement of operations for the nine months ended March 31, 2006 column captioned "Access" to the audited financial statements of AMC for the year ended March 31, 2006 less the unaudited financial statements for AMC for the three month period ended June 30, 2005 and found them to be in agreement. Compared the figures in the pro forma consolidated statement of operations for the twelve months ended June 30, 2005 column captioned "Access" to the audited financial statements of AMC for the year ended March 31, 2005 less the unaudited financial statements for AMC for the three month period ended June 30, 2004 plus the unaudited financial statements for AMC for the three month period ended June 30, 2005 and found them to be in agreement.

3.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)

whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirement of the various securities commissions and similar regulatory authorities in Canada.

The officials:

(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma statements comply as to form in all material respects with the regulatory requirement of the various securities commissions and similar regulatory authorities in Canada.

4.	Read the notes to the pro forma statements and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.

Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Alexco” and "Access" as at March 31, 2005 and for the nine months then ended, and for the twelve months ended June 30, 2005, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

Vancouver, BC
September 13, 2006

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
As at March 31, 2006

	As Reported

			Pro Forma		Pro Forma
	Alexco	Access	Adjustments	Note	Consolidated

Assets

Current assets
Cash and cash equivalents	9,295,018	124,310	(1,000,000)	2a	8,419,328
Accounts receivable	376,863	549,976			926,839
Prepaid expenses and other current assets	270,472	5,516			275,988
	9,942,353	679,802	(1,000,000)		9,622,155

Restricted cash	2,230,565	-			2,230,565
Buildings and equipment	164,160	205,130			369,290
Mineral properties	3,413,865	-	1,457,659	2b	4,871,524
Patents and contracts	997,500	-			997,500
Deferred financing costs	15,506	-			15,506
Intangible assets	-	-	167,659	2c	167,659
	16,763,949	884,932	625,318		18,274,199

Liabilities

Current liabilities
Accounts payable and accrued liabilities	371,988	437,736			809,724
Income tax payable	-	72,514			72,514
	371,988	510,250			882,238

Asset retirement obligation	1,271,074	-			1,271,074

Shareholders’ Equity

Capital stock	16,200,455	-	1,000,000	2d	17,200,455
		6	(6)	2e	-
Stock-based compensation	598,488	-			598,488
Retained Earnings/(Deficit)	(1,678,056)	374,676	(374,676)	2f	(1,678,056)
	15,120,887	374,682	625,318		16,120,887

	16,763,949	884,932	625,318		18,274,199

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the nine months ended March 31, 2006

	As Reported
			Pro Forma		Pro Forma
	Alexco	Access	Adjustments	Note	Consolidated

Revenue
Consulting revenue	289,983	2,714,437			3,004,420
Sales of Gold	142,101	-			142,101
	432,084	2,714,437			3,146,521
Cost of gold sold	(64,151)	-			(64,151)

	367,933	2,714,437			3,082,370

Expenses
Accretion - reclamation	27,113	-			27,113
Administrative services	98,884	-			98,884
Amortization	309,245	26,809	31,436	2g	367,490
Business development	481,941	-			481,941
Consultants	83,270	-			83,270
Employee and contractor costs	135,453	2,167,044			2,302,497
Exploration	274,883	-			274,883
Foreign exchange loss	(5,182)	-			(5,182)
Office	133,160	136,662			269,822
Professional fees	57,863	-			57,863
Stock-based compensation	218,000	-			218,000
Transfer agent and filing fees	57,746	-			57,746
Travel	22,651	-			22,651
	1,895,027	2,330,515	31,436		4,256,978

Net loss before other income and income taxes	(1,527,094)	383,922	(31,436)		(1,174,608)

Other income
Interest income	133,375	68			133,443
Gain on settlement of reclamation liability	188,449	-			188,449
Gain on disposal of buildings and equipment	237,418	-			237,418
Miscellaneous income	1,282	-			1,282

Income Taxes	-	92,673			92,673

Net Earnings (Loss) for the period	(966,570)	291,317	(31,436)		(706,689)

Loss per Share Data:
Basic and diluted (note 4)	(0.06)	N/A			(0.04)

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the twelve months ended June 30, 2005

	As Reported
			Pro Forma		Pro Forma
	Alexco	Access	Adjustments	Note	Consolidated

Revenue
Consulting revenue	85,225	3,375,338			3,460,563
Sales of Gold	-	-			-
	85,225	3,375,338			3,460,563
Cost of gold sold	-	-			-

	85,225	3,375,338			3,460,563

Expenses
Accretion - reclamation	9,038	-			9,038
Administrative services	15,900	-			15,900
Amortization	125,441	28,232	41,915	2g	195,588
Business development	115,075	-			115,075
Consultants	18,070	-			18,070
Employee and contractor costs	51,493	2,712,064			2,763,557
Exploration	-	-			-
Foreign exchange loss	2,518	-			2,518
Office	19,445	419,518			438,963
Professional fees	127,720	-			127,720
Stock-based compensation	400,000	-			400,000
Transfer agent and filing fees	1,722	-			1,722
Travel	10,182	-			10,182
	896,604	3,159,814	41,915		4,098,333

Net loss before other income and income taxes	(811,379)	215,524	(41,915)		(637,770)

Other income
Interest income	35,441	339			35,780
Gain on settlement of reclamation liability	40,000	-			40,000
Loss on disposal of buildings and equipment	(1,972)	-			(1,972)
Miscellaneous income	26,424	-			26,424

Income Taxes	-	49,914			49,914

Net Earnings (Loss) for the period	(711,486)	165,949	(41,915)		(587,452)

Loss per Share Data:
Basic and diluted (note 4)	(0.10)	N/A			(0.08)

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Expressed in $CDN except where indicated

Note 1 - Basis of presentation

This unaudited pro forma consolidated financial statement information has been prepared by management of Alexco Resource Corp. ("Alexco"), in accordance with Canadian generally accepted accounting principles (Canadian GAAP), for illustrative purposes only to show the effect of the acquisition of Access Mining Consultants Ltd. ("Access") by Alexco.

The unaudited pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction will differ from those recorded in the unaudited pro forma consolidated financial statement information. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between Alexco and Access. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma financial statement information.

The unaudited pro forma consolidated balance sheet as at March 31, 2006 has been prepared from the unaudited balance sheet of Alexco as at March 31, 2006 and the audited balance sheet of Access as at March 31, 2006.

The unaudited pro forma consolidated statements of operations for the nine months ended March 31, 2006 and the twelve months ended June 30, 2005 have been prepared from the statements of operations for Alexco and Access. The statements of operations for Alexco have been obtained from the unaudited statements of operations for the nine months ended March 31, 2006 and the audited statements of operations for the twelve months ended June 30, 2005. The statement of operations for Access have been obtained from the audited statement of operations for the twelve months ended March 31, 2006 less the three months ending June 30, 2005 and the audited financial statement of operations for the twelve months ended March 31, 2005 plus the three months ending June 30, 2005 less the three months ending June 30, 2004, respectively.

This acquisition has been accounted for using the purchase method whereby the purchase price was allocated between the assets acquired and liabilities assumed based on management's estimate of the fair value on the date of acquisition. The excess of the price over the net identifiable tangible assets acquired has been included in the identifiable intangible assets according to management's best estimate. The purchased price allocation will be finalized upon the completion of an independent valuation report expected within the next fiscal year.

The unaudited financial pro forma consolidated financial statement information should be read in conjunction with the historical consolidated financial statements of Alexco and Access.

Note 2 - Pro forma assumptions and adjustments

On June 30, 2006, Alexco completed the business acquisition of Access. The acquisition by Alexco of Access will be accounted for under Canadian GAAP. The results of operations of Access will be included in the consolidated financial statements of Alexco from the date of acquisition. Certain adjustments have been reflected in this unaudited pro forma consolidated financial statement information to illustrate the effects of the purchase. Access expenses have been classified to reflect Alexco's practice of classification.

For purposes of preparing the unaudited pro forma consolidated balance sheet, Alexco has made certain assumptions.

The unaudited pro forma consolidated financial information assumes the cost of acquisition is as follows, the actual purchase consideration may differ as final costs and determinations are made:

Cash consideration	1,000,000
Value of Alexco shares issued	1,000,000
Total	2,000,000

The allocation of the purchase price of Access based on management's preliminary estimate of fair values is as follows:

Assets
Cash and cash equivalents	124,310
Accounts receivable	549,976
Prepaid expenses	5,516
Building and equipment	205,130
Mineral properties	1,457,659
Intangible asset - non-compete contracts	167,659
Accounts payable & accrued liabilities	(510,250)
Total net assets purchased	2,000,000

The final fair values of the assets and liabilities will be determined after management has had the opportunity to conduct a detailed assessment of the fair values of the assets and liabilities of Access.

Pro forma assumptions and adjustments affecting the consolidated balance sheet

The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the acquisition had occurred on March 31, 2006:

a) a decrease in cash and equivalents by $1,000,000 to reflect the cash payment as part of the Access acquisition.
b) an increase in mineral properties of $1,457,659 to reflect the fair value of net assets acquired.
c) an increase in intangible assets of $167,659 to reflect the fair value of net assets acquired.
d) an increase in capital stock by $1,000,000 to record the value of common shares issued as part of the Access acquisition.
e) a decrease in capital stock by $6 to eliminate the historical share capital of Access.
f) an adjustment of $374,676 to eliminate Access's historic retained earnings.
g) an adjustment to reflect the preliminary estimate of amortization of intangible assets.

Note 3 - Pro forma loss per share, basic and diluted

For the nine months ended March 31, 2006

Pro forma basic and diluted loss per share

Actual weighted average number of Alexco common shares outstanding	15,521,080
Assumed number of Alexco common shares issued to Access shareholders	383,978
Pro forma weighted average number of Alexco common shares outstanding	15,905,058
Pro forma net loss	(706,689)
Pro forma loss per share	(0.04)

For the twelve months ended June 30, 2005

Pro forma basic and diluted loss per share

Actual weighted average number of Alexco common shares outstanding	7,197,606
Assumed number of Alexco common shares issued to Access shareholders	383,978
Pro forma weighted average number of Alexco common shares outstanding	7,581,584
Pro forma net loss	(587,452)
Pro forma loss per share	(0.08)

Note 4 - Loss per share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Company follows the "treasury stock" method in the calculation of diluted earnings per share. Since the Company has losses the exercise of outstanding stock options and warrants has no been included in this calculation as it would be anti-dilutive.

Note 5 - Intangible assets

Intangible assets consist of non-competition agreements acquired through business combinations. The non-competition agreements are being amortized on a straight-line basis over their estimated life of four years. The Company assesses the fair value of definite life intangible assets if there are indications of impairment and if the fair value of definite life intangible assets is less than their carrying value an impairment loss is recognized in the statement of operations.